                                                                    EXHIBIT 12.1

     The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.

                                                         Six Months Ended
                                                             March 31,                      Year Ended September 30,
                                                        -------------------   ---------------------------------------------------
                                                          2003       2002       2002       2001       2000      1999       1998
                                                        --------   --------   --------   --------   --------  --------   --------
                                                                                        (Dollars in Thousands)
Net income                                              $  3,577   $  2,806   $ 27,937   $ 12,421   $  1,372  $ 11,128   $  3,753
Add: Interest                                              1,913        415      1,293      1,169      1,617     2,692      4,449
Interest credited to policyholders                        31,263     25,626     53,132     47,473     46,123    43,495     46,267
Taxes (benefit) on income                                  2,629      2,377     16,522     (8,412)     2,357   (10,684)     1,943
                                                        --------   --------   --------   --------   --------  --------   --------
Adjusted earnings                                       $ 39,382   $ 31,224   $ 98,884   $ 52,651   $ 51,469  $ 46,631   $ 56,412
                                                        ========   ========   ========   ========   ========  ========   ========
Preferred stock dividend requirements                        275         --         --         --         --        --         --
Ratio factor of income after provision for income
  taxes to income before provision for income taxes         65.0%
                                                        --------   --------   --------   --------   --------  --------   --------
Preferred stock dividend factor on pretax basis              423         --         --         --         --        --         --

Fixed charges Interest                                     1,913        415      1,293      1,169      1,617     2,692      4,449
Interest credited to policyholders                        31,263     25,626     53,132     47,473     46,123    43,495     46,267
Capitalized interest                                       1,049        566      1,226        606        660       535        223
                                                        --------   --------   --------   --------   --------  --------   --------
Adjusted fixed charges                                    34,225     26,607     55,651     49,248     48,400    46,722     50,939

                                                        --------   --------   --------   --------   --------  --------   --------
Fixed charges and preferred stock dividends               34,648     26,607     55,651     49,248     48,400    46,722     50,939
                                                        ========   ========   ========   ========   ========  ========   ========
Ratio of adjusted earnings to fixed charges
  and preferred stock dividends                             1.14       1.17       1.78       1.07       1.06         *       1.11


*Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $0.1 million for for the year ended September 30, 1999.